Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption ‘‘Experts’’ in Amendment No. 3 to the Registration Statement (Form S-3 No. 333-141849) and related Prospectus of Vion Pharmaceuticals, Inc. for the registration of $60,000,000 of 7.75% Convertible Senior Notes, due February 15, 2012 and to the incorporation by reference therein of our reports dated March 12, 2007, with respect to the consolidated financial statements of Vion Pharmaceuticals, Inc., Vion Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Vion Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Hartford, Connecticut

June 19, 2007